Press Information
For Immediate Release

Vitro Cristalglass Selected to Supply Glass for Europe's
Most Advanced Exhibition Centre

* Vitro leverages its competitive advantages to provide consistently superior performance and consolidate its presence in Europe
* Vitro continues to lead the icon and large construction glass market in Spain and Portugal

San Pedro, Garza Garcia, Nuevo Leon, Mexico, August 6, 2003 - Vitro, S.A. de C.V. (NYSE: VTO; BMV: VITRO A) announced today that its European subsidiary, Vitro Cristalglass, was selected to provide close to 20,000 square meters of its double-glazed ISOLAR SOLARLUX Supernatural and MULTIPACT construction glass to build the new Bilbao Exhibition Centre-the most advanced, and one of the most significant, icon buildings in Spain and Europe.

Currently, the Bilbao Exhibition Centre uses state-of-the-art technology to host more than 40 exhibition events and provide the most advanced services to more than 3,500 companies and close to 700,000 visitors each year.

However, the need for more exhibit space and the international scope and service quality required to accommodate its two most important events, the Machine and Tools Biannual Exhibition and the International Hardware Exhibition (FERROFORMA), drove the Centre to build a new site in La Vega de Ansio (Barakaldo), near Bilbao, Spain, by December 2003.

The new building, which is expected to begin operations next year, will cost approximately 480 million euros and will provide the cornerstone for the re-vitalization of the left side of the Nervion Ria, key to the Viscaya industrial zone.

The new center's total exhibition surface will comprise 117,700 square meters. Based on a rectangular design, it will host eight pavilions: four with an area of 15,000 square meters apiece, and two with an area of 21,000 square meters each. The building will also host a congress center, shopping gallery, a hotel, a transportation station, and a 4,000 vehicle parking lot.

The Bilbao Exhibition Centre was the first national and European organization to receive ISO 9001 certification from Lloyds, a global quality standards certification company, in June of 1998. The Centre is well represented in the Executive Committee of the Union Fair International and is a member of the International Association of Congress Centers. It also has offices in Madrid, Barcelona (Spain) and six other locations in Germany, France, Italy, Poland, Portugal, and United Kingdom.

The recently created Sociedad Promotora Bilbao Exhibition Centre SA (BEC), which includes representatives of the Vasco Government, the Biskaia Foral Deputy, the Chamber of Commerce of Bilbao, the Barakaldo Municipality, and the Bilbao International Fair, will be in charge of project development and the construction site.

"The Bilbao Exhibit Centre is an impressive building that consolidates our presence as market leaders. Our well known capability and service standards guarantee our work, and professionals look for such attributes to assure the job", said Isaac Prado, Vitro Cristalglass' Commercial, Technical and Marketing Vice President.

The Centre's construction board considered three key competitive advantages when selecting Vitro Cristalglass: the high level of coordination between the commercial office and the manufacturing facility in the province of Leon; the delivery schedule and product quality compared with the competition; and the company's vast experience serving icon building construction customers.

In addition to this important project, Vitro has participated in the construction of a number of key icon buildings worldwide, such as the L'Oceanographic Museum in Valencia, Bilbao's Guggenheim Museum, the Walt Disney Conference Hall in Los Angeles, the Winter Garden Atrium in New York, the Torre Mayor in Mexico City, the "Satellite Building" of the Barajas-Madrid International Airport, Galerias Valle Oriente in Monterrey, Banco Santander Central Hispano (SCH) Financial Center, the Reina Sofia Center National Museum in Madrid, as well as the remodeling of Victoria's Secret shops in the U.S., among others.

Vitro Cristalglass is Spain's leading fabricator, distributor and marketer of architectural and construction flat glass products and, through its Vitro Chaves subsidiary, is a leader in Portugal. The company's almost 550 employees recorded sales of approximately US$90 million in 2002, and accounted for approximately 8% of the Flat Glass business unit's annual sales.

Vitro Cristalglass has five facilities in Spain: three flat glass production facilities in Camponaraya and La Rozada (province of Leon) and Fuenlabrada (a suburb of Madrid); and three distribution facilities in La Coruña, Valencia, and Barcelona.

Flat Glass is dedicated to manufacturing, processing and selling glass for the automotive and construction markets, with annual sales of US$1.1 billion in 2002 or 47% of Vitro's total sales.

For more information about Vitro Cristalglass and the Bilbao Exhibition Centre, please visit www.cristalglass.es and www.bilbaoexhibitioncentre.com, respectively.

Vitro, S.A. de C.V. (NYSE: VTO; BMV: VITROA), through its subsidiary companies, is one of the world's leading glass producers. Vitro is a major participant in three principal businesses: flat glass, glass containers and glassware. Its subsidiaries serve multiple product markets, including construction and automotive glass; fiberglass; food and beverage, wine, liquor, cosmetics and pharmaceutical glass containers; glassware for commercial, industrial and retail uses; plastic and aluminum containers. Vitro also produces raw materials and equipment and capital goods for industrial use.

Founded in 1909 in Monterrey, Mexico-based Vitro has joint ventures with major world-class partners and industry leaders that provide its subsidiaries with access to international markets, distribution channels and state-of-the-art technology. Vitro's subsidiaries have facilities and distribution centers in eight countries, located in North, Central and South America, and Europe, and export to more than 70 countries worldwide. For further information, please visit our website at: http://www.vitro.com

For more information, please contact:

(Media Monterrey): Albert Chico Smith Vitro, S. A. de C.V. +52 (81) 8863-1335 achico@vitro.com	(Media Mexico D.F.): Eduardo Cruz Vitro, S. A. de C.V. +52 (55) 5089-6904 ecruz@vitro.com	(Financial Community): Beatriz Martinez/Jorge Torres Vitro, S. A. de C.V. +52 (81) 8863-1258/1240 bemartinez@vitro.com jtorres@vitro.com	(U.S. Contacts): Susan Borinelli Breakstone & Ruth Int. (646) 536-7012 / 7018 sborinelli@breakstoneruth.com